TRIDENT BANCSHARES, INC.
4151 Ashford Dunwoody Road, Suite 660
Atlanta, Georgia 30309
December 19, 2008
VIA FAX AND EDGAR
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTN:     Mr. Justin Dobbie
     Re:     Trident Bancshares, Inc. — Registration Statement on Form S-1 (SEC File No. 333-153313)
Dear Mr. Dobbie:
     Pursuant to Rule 461 under the Securities Act of 1933, Trident Bancshares, Inc. (the “Company) hereby requests that the above referenced registration statement be declared effective at 5:00 p.m. EST on December 23, 2008, or as soon thereafter as practicable. In connection with this request, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your attention to this matter.

TRIDENT BANCSHARES, INC.

	By:	/s/ Pin Pin Chau Pin Pin Chau Chief Executive Officer

cc: Michael P. Marshall, Jr., Esq.